OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average
                                                      burden hours
                                                      per response            15
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                              110 MEDIA GROUP, INC.
                              ---------------------
                                (Name of Issuer)

                               COMMON STOCK, $.001
                         ------------------------------
                         (Title of Class of Securities)

                                   68241D 10 7
                                 --------------
                                 (CUSIP Number)

                        ARNOLD P. KLING, MANAGING MEMBER
                              SNAPPER PARTNERS, LLC
                          545 MADISON AVENUE, 6TH FLOOR
                               NEW YORK, NY 10022
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 4, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Cusip No. 68241D 10 7

--------------------------------------------------------------------------------
 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
              Snapper Partners, LLC

--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)  X

--------------------------------------------------------------------------------
 3.  SEC Use Only

--------------------------------------------------------------------------------
 4.  Source of Funds (See Instructions)
     PF

--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
     New York

--------------------------------------------------------------------------------
                       7.  Sole Voting Power         567,500

 NUMBER OF           -----------------------------------------------------------
   SHARES              8.  Shared Voting Power            --
BENEFICIALLY
   OWNED             -----------------------------------------------------------
  BY EACH              9.  Sole Dispositive Power    567,500
 REPORTING
PERSON WITH          -----------------------------------------------------------
                      10.  Shared Dispositive Power       --

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     567,500

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO

--------------------------------------------------------------------------------

Cusip No. 6824ID 10 7

Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of 110 Media Group, Inc. (f/k/a Dominix, Inc.), a Delaware corporation (the "Company"). The Company's principal executive office is located at 95 Broadhollow Road, Melville, New York 11747.

Item 2.  Identity and Background.

           (a) This statement is filed by Snapper Partners, LLC (the "Reporting Person") with respect to shares directly owned by it.

           Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

           (b) The business address of Snapper Partners, LLC is 545 Madison Avenue, 6th Floor, New York, NY 10022.

           (c) No officer, director or shareholder of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (d) Neither the Reporting Person, nor, to the best of its knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

           On June 4, 2004 the Company amended its Certificate of Incorporation, which among other things effectuated a 1 for 200 reverse split and increased the number of authorized shares of common stock to 50,000,000. Snapper Partners owned 545,000 shares of Series A Convertible Preferred Stock that converted on the basis of 1 share of Series A for 200 shares of the Company's pre-split common stock. The Company, prior to amending its Certificate of Incorporation, did not have a sufficient number of shares authorized to effectuate this conversion. As a result of the amendment, the Company authorized a sufficient number of shares to allow Snapper Partners to convert its Series A Shares. Accordingly, on June 4, 2004 Snapper Partners converted its 545,000 shares into 545,000 post-split shares of common stock. In addition, Snapper Partners previously owned 4,500,000 (22,500 post-split) shares of common stock. Accordingly, Snapper Partners now owns an aggregate of 567,500 shares of the Company's common stock. The Preferred Shares and 4,500,000 pre-split shares of common stock were purchased from the Company utilizing Snapper Partners personal funds.

Cusip No. 6824ID 10 7

Item 4.  Purpose of Transaction.

           The shares of common stock deemed to be beneficially owned by Snapper Partners, LLC were acquired for, and are being held for, investment purposes.

           The Reporting Person may in the future directly acquire shares of common stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

           (a) As of the close of business on June 4, 2004, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 567,500 shares of common stock. As of June 4, 2004, these shares represented 5.9% of the sum of the 9,605,399 total shares of common stock outstanding as reported.

           (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the common stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

           (c) There have been no transactions involving the shares of common stock of the Company engaged in during the 60 day period prior to and including April 5, 2004 up to the present.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

           None

Cusip No. 6824ID 10 7


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                SNAPPER PARTNERS, LLC



Dated:  June 8, 2004                            /s/  Arnold P. Kling
                                                --------------------------------
                                                Arnold P. Kling, Managing Member